EXHIBIT 2

Brian D. Fitzgerald

c/o Capital Partners, Inc.

Eight Greenwich Office Park, Third Floor

Greenwich, CT  06831

July 13, 2004

Security Capital Corporation

Eight Greenwich Office Park, Third Floor

Greenwich, CT  06831

Attn:       Mr. John H.F. Haskell, Jr.

Chairman of the Special Committee
of the Board of Directors

Dear John:

I am pleased to make this offer (this “Offer”) pursuant to which a Delaware corporation to be formed (“Newco”) would acquire by merger all of the outstanding shares of Class A Common Stock, par value $0.01 per share (“Class A Shares”), Common Stock, par value $0.01 per share (“Common Shares”), and Zero Coupon Convertible Preferred Stock, par value $0.01 per share (collectively, the “Shares”), of Security Capital Corporation, a Delaware corporation (“SCC”), other than any Class A Shares and Common Shares owned by me, CP Acquisition, L.P. No. 1 and our respective affiliates, at a price per Share of $9.00.

Financing for this Offer is expected to be provided by funds from one or more of the following sources: (i) a new senior credit facility or facilities to be entered into by Newco, SCC or one or more of SCC’s subsidiaries; (ii) up to $15.0 million of available proceeds from the senior subordinated promissory note issued by SCC to J.H. Whitney Mezzanine Fund, L.P. on January 14, 2004; (iii) any proceeds from the sale of SCC assets; and (iv) cash and cash equivalents available at SCC.

I believe that this Offer provides an excellent opportunity for the stockholders of SCC to obtain liquidity for their Shares at a premium to the market price of the Class A Shares and am prepared to commence negotiations with respect to a definitive merger agreement immediately.

Any questions regarding this letter may be directed to me at (203) 625-0770.

Very truly yours,

/s/ Brian D. Fitzgerald
Brian D. Fitzgerald